May 11, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (787) 474-6271

Glen R. Wakeman
Chief Executive Financial Officer
Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

>   **Re: Doral Financial Corporation**
>   **Form 10-K for Fiscal Year December 31, 2006**
>   **Filed April 30, 2007**
>   **File No. 001-31579**

Dear Mr. Wakeman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note the opinion regarding the consolidated financial statements refers to the financial statements *listed in the index appearing under Item 15(a)(1).*   Please tell us the authoritative auditing guidance that supports this audit report presentation which incorporates by reference the disclosure in Item 15(a)(1) of the Form 10-K. Consider in your response the following:

- Rule 2-02(a) of Regulation S-X requires the audit report to *identify without detailed enumeration the financial statements covered by the report.*

- Paragraph 8 of AICPA AU 508 requires the introductory paragraph of the audit report *identify the financial statements that were audited.*

Note 9, Securities in an Unrealized Loss Position, page F-35

2.   We refer to the gross unrealized loss positions for twelve months or more of $90.6 million related to available-for-sale securities totaling $2.364 billion as of December 31, 2006. Please tell us and provide persuasive evidence to support the statement that you have the *ability and intent to hold these securities until maturity or until the unrealized losses are recovered. Specifically address* in your response the following matters and disclosures in the Form 10-K that indicate the Company might not have the ability to hold the available-for-sale securities until unrealized losses are recovered:

- The Company appears to have historically recorded sales of available-for-sale securities prior to maturity or recovery of their unrealized losses. We note that proceeds from securities available-for-sale totaled $1.4 billion in 2006; $4.6 billion in 2005 and $10 billion in 2004. The gross losses recorded on these sales totaled $28.4 million in 2006; $54.2 million in 2005 and $49.8 million in 2004.   Refer to Note 7, Securities Available for Sale, on page F-31.

- The "Net (Loss) Gain on Sale of Investment Securities" section of Management's Discussion on page 69 states the Company's decision to sell available-for-sale securities was to decrease interest rate risk, increasing liquidity and strengthening its capital ratios. Please tell us the details of any and all written and oral understandings with your regulatory authorities and agents which might affect your intent and ability to hold available-for-sale securities in an unrealized loss position until their market recovery.

- The "Investment and Trading Activities" section on page 87 states that the unrealized losses in AOCI relate to increases in interest rate and you have adequate liquidity to continue to *hold these securities.* Explain to us how your periodic evaluation of impairment considered the requirement in FSP No. 115-1 and 124-1 (as amended) regarding the Company's intent and ability to hold the securities until maturity and the requirement in SAB 5:M that you retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.

- Tell us and discuss in this section in future filings any significant risk characteristics of the securities sold which are not present in the remaining available-for-sale portfolio that support your conclusion that they are not other-than-temporarily impaired.

3.   Please explain to us the authoritative accounting basis you have relied on to determine that the securities described in Note 7, Securities Available for Sale, on page F-31, qualified as available-for-sale during the three-year period ended December 31, 2006 and should not have been classified as trading securities under SFAS 115 and carried at fair value with fair value change included in earnings. Consider in your response the following:

- The significant active short-term trading of your available-for-sale securities during the three-year period ended December 31, 2006. We note that proceeds from yearly sales of available-for-sale securities as a percent of the market value of the ending portfolio for calendar years 2006, 2005 and 2004 were 56%, 100% and 202%, respectively.

- The significant short-term turnover of your available-for-sale securities during the three-year period ended December 31, 2006 suggests that these securities meet the criteria in paragraph 12.b and paragraph 80 of SFAS 115 for classifying the securities sold as trading securities.

Note 23, Income Taxes, page F-49

4.   We refer to the third full paragraph on page F-50 that summarizes the positive and negative evidence you have considered in your SFAS 109 assessment regarding the realizability of the deferred tax assets totaling $262 million. You state that, as part of your assessment, you have considered the following evidence:

- the projected earnings attributable to the core business through the projection period; and

- the exclusion of the effects of the proposed private equity transaction to pay the $625 million notes that mature on July 20, 2007.

Please tell us and discuss in future filings how you have considered in your assessment the effects of the $1.4 billion of brokered deposits that mature in 2007 on your ability to:

- generate sufficient incremental spreads and margins (resulting in taxable income) on the refinancing of these sources of funds by either renewing these deposits at market rates and/or paying a market rate for alternative sources of funding given the Bank's recent financial and operational difficulties over the last few years; and

- provide adequate cash flows sufficient to pay the $625 million that mature in 2007.

Refer to Note 17, Deposits, on page F-44 that shows the brokered deposits are 48% of your total deposits as of December 31, 2006.

*   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief